GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED

2005 AUG 15 P 1:55

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/1486/05/LTR

12 August 2005

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporat[redacted]
Mail Stop 3-7
Washington, D.C. 20549
United States of America

05010414

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 5 August 2005 (*Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest*)
- 8 August 2005 (*Announcement by Subsidiary Company, City e-Solutions Limited on the Cessation of Provision of Hotel Reservation Services to M&C Group*)
- 8 August 2005 (*Announcement of 2005 Interim Results of Subsidiary Company, City e-Solutions Limited*)
- 11 August 2005 (*Unaudited Second Quarter 2005 and Half Year 2005 Financial Statement and Dividend Announcement*)
- 11 August 2005 (*2005 Half Year Financial Results Presentation*)

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Catherine Loh

EL/kw

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	05-Aug-2005 17:22:43
Announcement No.	00045

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	05-08-2005
2.	Name of Substantial Shareholder *	Aberdeen Asset Management Asia Ltd

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

>> PART III

1. Date of change of Deemed Interest: 04-08-2005
2. The change in the percentage level: From 5.1986 % To 5.1975 %
3. Circumstance(s) giving rise to the interest or change in interest: Sales in Open Market at Own Discretion

   # Please specify details:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: A single transaction.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	46,140,092
As a percentage of issued share capital	0 %	5.1986 %
No. of shares held after the change	0	46,130,092
As a percentage of issued share capital	0 %	5.1975 %

Footnotes: % of issued share capital is based on the Company's issued share capital of 887,546,620 ordinary shares of $0.50 each as at 4 August 2005.

Attachments: Total size = **0**
(2048K size limit recommended)

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	08-Aug-2005 20:59:24
Announcement No.	00093

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, City e-Solutions Limited on the Cessation of Provision of Hotel Reservation Services to M&C Group
Description	We attach herewith the announcement released by City e-Solutions Limited on 8 August 2005 in relation to the above matter.
Attachments:	CES.pdf Total size = **20K** (2048K size limit recommended)

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

CESSATION OF PROVISION OF HOTEL RESERVATION SERVICES TO M&C GROUP

The Group will cease to provide hotel reservation services to M&C Group with effect from 18 October 2005.

The board of directors ("Board") of City e-Solutions Limited received written notice dated 5 August 2005 from M&C Group that the 14 hotels owned by M&C Group in the United States of America will not be requiring the Group's hotel reservations services and hence the Group's provision of such services will cease with effect from 18 October 2005 in accordance with the terms of the relevant reservation service agreements. The reason for the termination was that they are changing to the central reservation service provider that the other M&C hotels in Europe and Asia will be using.

These 14 hotels are owned and operated by M&C Group. The hotel reservation services to be ceased form part of the Hospitality Related Transactions provided by Group through SWAN, which is indirectly held as to 85% by the Company and 15% by M&C, and its wholly-owned subsidiaries, the details of which are contained in the 2003 Circular. The Hospitality Related Transactions are on-going connected transactions for the Company under the Listing Rules. They were approved by the independent shareholders of the Company at the general meeting on 13 March 2003. The relevant 2003 Waiver obtained for the Hospitality Related Transaction will expire on 31 December 2005.

The revenue recorded by Group from these 14 hotels for the full financial year of 2004 represented 21.0% of the Group's total turnover. As will be set out in the interim results announcement dated 8 August 2005 to be published by the Company, such revenue for the first half of 2005 represented 19.2% of the Group's total turnover.

Excluding the 14 M&C hotels, SWAN Group is providing services to more than 160 properties representing in excess of 26,000 rooms. SWAN Group will be stepping up its business development efforts to replace this expected future loss of revenue stream.

The Group will continue to pursue investment opportunities to deploy its cash resources.

In this announcement, the following terms shall have the meanings set opposite them unless the context otherwise requests:

"2003 Circular"	the circular issued by the Company dated 17 February 2003 in respect of, among others, the Hospitality Related Transactions between the Group and the M&C Group
"2003 Waiver"	the waiver from strict compliance with the relevant announcement and shareholders' approval requirements of the Listing Rules granted by the Stock Exchange in 2003 to the Company in respect of, among others, the Hospitality Related Transactions, subject to certain conditions as set out in the 2003 Circular

"Board"	the board of directors of the Company
"CDL"	City Developments Limited, a company incorporated in the Republic of Singapore, whose shares are listed on the Singapore Exchange Securities Trading Limited, the controlling Shareholder holding approximately 52% of the issued share capital of the Company
"Company"	City e-Solutions Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Stock Exchange and owned as to about 52% by CDL
"Director"	director of the Company
"Group"	the Company and its subsidiaries
"Hospitality Related Transactions"	certain hospitality related services provided by the Group through the SWAN Group to the hotels owned by the M&C Group details of which are described in the 2003 Circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"M&C"	Millennium & Copthorne Hotels plc, a public company incorporated in England and Wales, whose shares are listed on the London Stock Exchange Limited and indirectly owned as to approximately 52% by CDL
"M&C Group"	M&C and its subsidiaries
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"SWAN"	SWAN USA, Inc., a company incorporated in the State of Colorado, United States, whose issued share capital is indirectly held as to 85% by the Company and 15% by M&C
"SWAN Group"	SWAN and its wholly-owned subsidiaries

By order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 8 August 2005

As at the date of this announcement, the Board is comprised of 11 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive Directors, namely Mr. Wong Hong Ren and Mr. Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

CESSATION OF PROVISION OF HOTEL RESERVATION SERVICES TO M&C GROUP

The Group will cease to provide hotel reservation services to M&C Group with effect from 18 October 2005.

The board of directors ("Board") of City e-Solutions Limited received written notice dated 5 August 2005 from M&C Group that the 14 hotels owned by M&C Group in the United States of America will not be requiring the Group's hotel reservations services and hence the Group's provision of such services will cease with effect from 18 October 2005 in accordance with the terms of the relevant reservation service agreements. The reason for the termination was that they are changing to the central reservation service provider that the other M&C hotels in Europe and Asia will be using.

These 14 hotels are owned and operated by M&C Group. The hotel reservation services to be ceased form part of the Hospitality Related Transactions provided by Group through SWAN, which is indirectly held as to 85% by the Company and 15% by M&C, and its wholly-owned subsidiaries, the details of which are contained in the 2003 Circular. The Hospitality Related Transactions are on-going connected transactions for the Company under the Listing Rules. They were approved by the independent shareholders of the Company at the general meeting on 13 March 2003. The relevant 2003 Waiver obtained for the Hospitality Related Transaction will expire on 31 December 2005.

The revenue recorded by Group from these 14 hotels for the full financial year of 2004 represented 21.0% of the Group's total turnover. As will be set out in the interim results announcement dated 8 August 2005 to be published by the Company, such revenue for the first half of 2005 represented 19.2% of the Group's total turnover.

Excluding the 14 M&C hotels, SWAN Group is providing services to more than 160 properties representing in excess of 26,000 rooms. SWAN Group will be stepping up its business development efforts to replace this expected future loss of revenue stream.

The Group will continue to pursue investment opportunities to deploy its cash resources.

In this announcement, the following terms shall have the meanings set opposite them unless the context otherwise requests:

"2003 Circular"	the circular issued by the Company dated 17 February 2003 in respect of, among others, the Hospitality Related Transactions between the Group and the M&C Group
"2003 Waiver"	the waiver from strict compliance with the relevant announcement and shareholders' approval requirements of the Listing Rules granted by the Stock Exchange in 2003 to the Company in respect of, among others, the Hospitality Related Transactions, subject to certain conditions as set

"Board"	the board of directors of the Company
"CDL"	City Developments Limited, a company incorporated in the Republic of Singapore, whose shares are listed on the Singapore Exchange Securities Trading Limited, the controlling Shareholder holding approximately 52% of the issued share capital of the Company
"Company"	City e-Solutions Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Stock Exchange and owned as to about 52% by CDL
"Director"	director of the Company
"Group"	the Company and its subsidiaries
"Hospitality Related Transactions"	certain hospitality related services provided by the Group through the SWAN Group to the hotels owned by the M&C Group details of which are described in the 2003 Circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"M&C"	Millennium & Copthorne Hotels plc, a public company incorporated in England and Wales, whose shares are listed on the London Stock Exchange Limited and indirectly owned as to approximately 52% by CDL
"M&C Group"	M&C and its subsidiaries
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"SWAN"	SWAN USA, Inc., a company incorporated in the State of Colorado, United States, whose issued share capital is indirectly held as to 85% by the Company and 15% by M&C
"SWAN Group"	SWAN and its wholly-owned subsidiaries

By order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 8 August 2005

As at the date of this announcement, the Board is comprised of 11 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive Directors, namely Mr. Wong Hong Ren and Mr. Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	08-Aug-2005 21:02:52
Announcement No.	00094

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement of 2005 Interim Results of Subsidiary Company, City e-Solutions Limited
Description	We attach herewith the results announcement for the 6 months ended 30 June 2005 issued by City e-Solutions Limited on 8 August 2005, for your information.
Attachments:	CeS_080805.pdf Total size = **44K** (2048K size limit recommended)

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City e-Solutions Limited
(Incorporated in the Cayman Islands with limited liability)

2005 INTERIM RESULTS – ANNOUNCEMENT
UNAUDITED CONSOLIDATED RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005

RESULTS

The Directors of City e-Solutions Limited (the "Company") announce the following interim unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2005 together with comparative figures.

	Note	*Six months ended 30 June* 2005 HK$'000	2004 HK$'000
Turnover	3	40,214	32,009
Cost of sales		(13,605)	(10,574)
Gross profit		26,609	21,435
Other (expense)/income (net)	4	(14,052)	8,484
Administrative expenses	5	(20,942)	(23,974)
(Loss)/profit from operations	3	(8,385)	5,945
(Loss)/profit before taxation		(8,385)	5,945
Income tax	6	-	(71)
(Loss)/profit after taxation		(8,385)	5,874
Attributable to:			
Equity holders of the parent		(8,928)	5,473
Minority interests		543	401
		(8,385)	5,874
Earnings per share	8		
Basic		(2.33) cents	1.43 cents

Consolidated Balance Sheet at 30 June 2005 - unaudited

	At 30 June 2005 HK$'000	*At 31 December 2004* HK$'000
Non-current assets		
Fixed assets	3,902	3,346
Intangible assets	376	407
Other financial assets	2,844	986
Total non-current assets	7,122	4,739
Current assets		
Other financial assets	107,974	117,746
Trade and other receivables	24,819	25,892
Cash and cash equivalents	490,443	499,148
Total current assets	623,236	642,786
Current liabilities		
Trade and other payables	(26,913)	(24,223)
Provision for taxation	(1,025)	(1,025)
Total current liabilities	(27,938)	(25,248)
Net current assets	595,298	617,538
NET ASSETS	602,420	622,277
CAPITAL AND RESERVES		
Share capital	383,126	383,126
Reserves	192,638	213,038
Total equity attributable to equity holders of the parent	575,764	596,164
Minority interests	26,656	26,113
TOTAL EQUITY	602,420	622,277

Notes: -

1. This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard (HKAS) 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants (HKICPA). It was authorised for issuance on 8 August 2005.

2. Changes in accounting policies

   The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards (HKFRSs, which term collectively includes HKASs and Interpretations) that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. The Board of Directors has determined the accounting policies expected to be adopted in the preparation of the group's annual financial statements for the year ending 31 December 2005, on the basis of HKFRSs currently in issue.

   The HKFRSs that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 December 2005 may be affected by the issue of additional interpretation(s) or other changes announced by the HKICPA subsequent to the date of issuance of this interim report. Therefore the policies that will be applied in the group's financial statements for that period cannot be determined with certainty at the date of issuance of this interim financial report.

   Minority interests (HKAS 1, Presentation of financial statements and HKAS 27, Consolidated and separate financial statements)

   In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the group for the year were also separately presented in the income statement as a deduction before arriving at the profit attributable to shareholders.

   With effect from 1 January 2005, in order to comply with HKAS 1 and HKAS 27, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity holders of the parent, and minority interests in the results of the Group for the period are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the period between the minority interests and the equity holders of the parent.

   The presentation of minority interests in the consolidated balance sheet, profit and loss account and statement of changes in equity for the comparative period has been restated accordingly.

3. Included in total revenue are dividends and interest income amounting to HK$8.3 million (2004: HKS2.4 million). The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries during the financial period are as follows:

   a) <u>Principal Activities</u>

	Investment Holding		*Hospitality Related Services*		*Consolidated*	
	Six months ended 30 June		*Six months ended 30 June*		*Six months ended 30 June*	
	2005	*2004*	*2005*	*2004*	*2005*	*2004*
	HKS'000	HK$'000	HKS'000	HK$'000	HKS'000	HKS'000
Revenue from external customers	8,141	2,272	32,073	29,737	40,214	32,009
(Loss)/profit from operations	(10,226)	3,655	1,841	2,290	(8,385)	5,945
Income tax					-	(71)
(Loss)/profit after taxation					(8,385)	5,874

b) Geographical Locations of Operations

	Group Turnover Six months ended 30 June		Profit/(loss) from operations Six months ended 30 June	
	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000
Hong Kong	6,351	1,641	(12,260)	3,356
Singapore	3,144	1,541	275	541
United States	30,719	28,827	3,600	2,048
	40,214	32,009	(8,385)	5,945

4. The analysis of other (expense)/income (net) is as follows:

	Six months ended 30 June	
	2005 HK$'000	2004 HK$'000
Exchange (loss)/gain net	(4,381)	1,751
Net gain/(loss) on sale of fixed assets	102	(16)
Net unrealised (loss)/gain on remeasurement of securities to fair value	(9,773)	6,190
Others	-	559
	(14,052)	8,484

5. Administrative expenses were largely incurred by the hospitality related services business units.

6. Income tax

	Six months ended 30 June	
	2005 HK$'000	2004 HK$'000
Current tax – Hong Kong Profits Tax	-	-
Current tax - Overseas	-	71
	-	71

Hong Kong Profits Tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong. Overseas taxation has been provided on estimated assessable profits at the rates of taxation prevailing in the countries in which the Group operates.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

As at 30 June 2005, the Group has not recognised deferred tax assets in respect of tax losses of HK$10.4 million (31 December 2004: HK$9.9 million) as it is not probable that there will be sufficient appropriate future taxable profits against which the Group can utilise the benefits.

7. Dividend

a) Dividends attributable to the interim period
The Directors of the Company have resolved not to declare an interim dividend for the six months ended 30 June 2005 (2004: Nil).

b) Dividends attributable to the previous financial year, approved and paid during the interim period.

	Six months ended 30 June	
	2005	*2004*
	HK$'000	HK$'000
Final dividends in respect of the previous financial year, approved and paid during the interim period of HK 3 cents (2004: HK 3 cents) per share	11,494	11,494

8. Earnings per share

a) Basic earnings per share
The calculation of basic earnings per share is based on (loss)/profit attributable to equity holders of the parent HK$(8.9) million (2004: HK$5.5 million) and on 383,125,524 (2004: 383,125,524) ordinary shares in issue during the period.

b) Diluted earnings per share
Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the period.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

The Group, through its 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), has most of its operating activities in the United States. For the period under review, SWAN's operating revenue contribution of HK$28.9 million to the Group's revenue was flat as compared to the previous corresponding period. The revenue improvement recorded by the two business units, Richfield (hotel management services) and Shield (risk management services) was offsetted by the decline in revenue recorded by Sceptre (electronic reservation and revenue management services). However, with higher interest income, SWAN contributed a higher pre-tax profit of HK$3.6 million as compared with HK$2.0 million in the previous corresponding period.

SWAN's business development focus on Richfield, the hotel management unit of SWAN, is starting to bear fruit. For the first half of 2005, Richfield, has successfully achieved a net gain of several multi-year management contracts. These new contracts will start contributing to the turnover of SWAN in the second half of 2005. With this addition of hotels, Richfield is managing 30 hotels representing more than 5,000 rooms as at 1 August 2005.

Financial Commentary

Group Performance

The Group recorded a higher revenue of HK$40.2 million, an increase of 25.6%, as compared with HK$32.0 million in the previous corresponding period, due mainly to higher dividend and interest income. However, the Group reported a net loss attributable to equity holders of the parent of HK$8.9 million, as compared to a net profit of HK$5.5 million in the previous corresponding period. The loss can be attributed to the investment activities of the Company.

The investment securities and time deposits held by the Company returned investment income amounting to HK$8.3 million during the period under review as compared with HK$2.4 million in the previous corresponding period. In line with the accounting treatment, unrealised losses of HK$9.8 million were sustained as a result of remeasuring the Group's investment securities to fair value as at 30 June 2005. This, together with the unrealised translation exchange losses, resulted in a total Net Other Expenses of HK$14.1 million for the period under review as compared with a Net Other Income of HK$8.5 million reported in the previous corresponding period.

Financial Position, Cash Flow and Borrowings

As at 30 June 2005, the Group's gross assets stood at HK$630.5 million, down from HK$647.5 million as at 31 December 2004.

The Group reports its results in Hong Kong dollars and it is the objective of the Group to preserve its value in terms of Hong Kong dollars.

For the period under review, net operating cash inflow amounted to HK$10.2 million. The cash outflow on investing and financing activities amounted to HK$3.0 million and HK$11.5 million which was paid to shareholders as dividends respectively. Consequently, the Group reported cash and cash equivalents of HK$490.4 million as at 30 June 2005, down from HK$499.1 million as at 31 December 2004.

The Group has no borrowings for the period under review.

Treasury Activities

As the Group has held some sterling fixed deposits since last year and has some equity holdings denominated in sterling, some unrealised exchange losses were recorded. Other than that, the majority of the Group's cash is held in United States dollar deposits, hence as long as the Hong Kong dollar trades within the existing United States dollar peg arrangement, currency risk will not be significant. The Group's view is that to maximise returns to shareholders we need a balanced portfolio and hence a portion of its portfolio would be held in other currencies. We will monitor closely the Group's exposure to currency movement and take the appropriate action when necessary.

Employees

As at 30 June 2005, the Group had 39 employees, down from 41 as at the end of the last financial year ended 31 December 2004. The total payroll costs for the period under review was HK$12.9 million.

Prospects

On 5 August 2005, the 14 Millennium & Copthorne ("M&C") hotels in the US notified Sceptre that they will not be requiring its reservations services effective from 18 October 2005 as they are changing to the central reservation service provider that the other M&C hotels in Europe and Asia will be using. These 14 M&C hotels are owned and operated by Millennium & Copthorne Hotels plc, which is a subsidiary of City Developments Limited, a substantial shareholder of the Company. The revenue recorded by Sceptre from these 14 M&C hotels for the full year of 2004 and first half of 2005 represented 21.0% and 19.2% respectively of the Group's total turnover.

Excluding the 14 M&C hotels, Sceptre is providing services to more than 160 properties representing in excess of 26,000 rooms. Sceptre will be stepping up its business development efforts to replace this expected future loss of revenue stream.

The Group will continue to pursue investment opportunities to deploy its cash resources.

AUDIT COMMITTEE

The members of the Audit Committee of the Company comprise 2 independent non-executive directors and 1 non-executive director of the Company. It has reviewed the unaudited interim financial report of the Group for the six months ended 30 June 2005.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 June 2005, there was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries.

CORPORATE GOVERNANCE

In the opinion of the Directors, save as disclosed below, the Company has complied with the Code on Corporate Governance Practices, as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Appendix 14") throughout the period.

The Company does not fully comply with the code provisions A.4.1 and A.4.2 in Appendix 14. Under code provision A.4.1, non-executive directors should be appointed for a specific term, subject to re-election. The non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles of Association of the Company (the "Articles"). Under code provision A.4.2, all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment and every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. According to the Articles, any Director appointed to fill a casual vacancy shall hold office until the next following annual general meeting of the Company and shall then be eligible for re-election. At each annual general meeting, one-third of the Directors for the time being shall retire from office by rotation. In exceptional circumstances, a director may hold office for more than 3 years before retirement.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 8 August 2005

As at the date of this announcement, the Board is comprised of 11 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive Directors, namely Mr. Wong Hong Ren and Mr. Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

Unaudited Second Quarter 2005 and Half Year 2005 * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	11-Aug-2005 17:10:31
Announcement No.	00053

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	30-06-2005

Attachments:

Q2_2005.pdf
Total size = **391K**
(2048K size limit recommended)

CITY DEVELOPMENTS LIMITED

(REG. NO. 196300316Z)

UNAUDITED SECOND QUARTER AND HALF YEAR FINANCIAL STATEMENT FOR THE PERIOD ENDED 30 JUNE 2005

PART I – INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1,Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) **An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.**

These figures have not been audited.

	The Group Second quarter ended 30 June		Incr/	The Group Half year ended 30 June		Incr/
	2005	2004 (restated)	(Decr)	2005	2004 (restated)	(Decr)
	S$'000	S$'000	%	S$'000	S$'000	%
Revenue	584,897	584,576	0.1	1,102,908	1,178,923	(6.4)
Cost of sales	(277,172)	(295,192)	(6.1)	(533,010)	(615,008)	(13.3)
Gross profit	307,725	289,384	6.3	569,898	563,915	1.1
Other operating income [2]	16,208	7,751	109.1	65,056	17,376	274.4
Administrative expenses [3]	(105,899)	(102,884)	2.9	(211,545)	(203,913)	3.7
Other operating expenses [4]	(102,527)	(91,757)	11.7	(196,086)	(183,227)	7.0
Profit from operations	115,507	102,494	12.7	227,323	194,151	17.1
Financial expenses [5]	(50,748)	(43,399)	16.9	(87,691)	(85,993)	2.0
Profit before share of results of associated companies and jointly controlled entities [1]	64,759	59,095	9.6	139,632	108,158	29.1
Share of profit/(loss) of associated companies (net of tax)	10	(42)	NM	13	(61)	NM
Share of profit of jointly controlled entities (net of tax) [6]	4,911	8,867	(44.6)	22,416	10,097	122.0
Profit from ordinary activities before taxation	69,680	67,920	2.6	162,061	118,194	37.1
Income tax expense [7]	(23,323)	(8,479)	175.1	(54,712)	(2,422)	NM
Profit for the period	46,357	59,441	(22.0)	107,349	115,772	(7.3)
Attributable to :						
Equity holders of the Company	**23,479**	**36,801**	(36.2)	**64,233**	**76,737**	(16.3)
Minority interests	22,878	22,640	1.1	43,116	39,035	10.5
Profit for the period	46,357	59,441	(22.0)	107,349	115,772	(7.3)
Earnings per share						
- basic	1.94 cents	4.44 cents		6.59 cents	9.27 cents	
- fully diluted	1.90 cents	4.27 cents		6.44 cents	9.09 cents	

NM : Not meaningful

Note :
The comparative figures have been restated/reclassified to take into account the retrospective adjustments arising from the adoption of *FRS 21 (revised 2004) - The Effects of Changes in Foreign Exchange Rates* and *FRS 102 - Share-based Payment* or to conform with current period's presentation.

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

Notes to The Group's Income Statement :

(1) Profit before share of results from associated companies and jointly controlled entities includes the following :

	The Group Second quarter ended 30 June 2005 S$'000	The Group Second quarter ended 30 June 2004 (restated) S$'000	The Group Half year ended 30 June 2005 S$'000	The Group Half year ended 30 June 2004 (restated) S$'000
Interest income	11,909	6,682	18,386	11,176
Profit on sale of investments, property, plant and equipment (net)	1,078	311	1,265	3,242
Investment income	2,324	929	2,726	1,626
Write-back of allowance for foreseeable losses on development properties (net)	-	5,029	1,074	5,029
Depreciation and amortisation	(42,301)	(42,652)	(84,825)	(85,666)
Net exchange loss	(984)	(314)	(1,880)	(330)

(2) Other operating income comprising mainly profit on disposal of property, plant and equipment, interest income and miscellaneous income increased by $8.5 million for Q2 and $47.7 million for 1H. The increases were mainly due to business interruption insurance proceeds of £12.8 million (approximately S$39.8 million) received in respect of the Millenium Hilton, New York, a hotel held by its subsidiary, Millennium & Copthorne Hotels plc in Q1 and higher interest income received from fixed deposits.

(3) Administrative expenses comprise mainly depreciation, hotel administrative expenses, and salaries and related expenses.

(4) Other operating expenses comprise mainly property taxes and insurance on hotels, hotel other operating expenses and net exchange loss. This increased by $10.8 million for Q2 and $12.9 million for 1H mainly on account of higher utilities, advertising and promotion costs, property taxes and salaries for the hotel division which was in line with the increase in its revenue.

(5) Financial expenses which comprise interest on borrowings, valuation losses on investments and amortisation of transaction cost on borrowings and debt securities, increased by $7.3 million for Q2 and $1.7 million for 1H. The increase for Q2 was mainly on account of higher average interest rates and costs associated with planned termination of hedging instruments undertaken by a subsidiary.

(6) Share of after-tax profit of jointly controlled entities decreased by $4.0 million for Q2 but increased by $12.3 million for 1H. The decrease for Q2 arose from lower dividend income received from investments and lower contribution following disposal of The Plaza, New York in Q4 2004. Profit for 1H 2005 includes gain from the sale of MyeongDong Central Building in Seoul, held by Myungdong Development Co. Ltd, in which the Group has a 50% interest.

Notes to the Group's Income Statement: (cont'd)

(7) Income tax expense for the period is derived at by applying the varying statutory tax rates on the taxable profit/(losses) and taxable temporary differences of the different countries in which the Group operates.

	The Group			
	Second quarter ended 30 June		Half year ended 30 June	
	2005	2004 (restated)	2005	2004 (restated)
The tax charge relates to the following :	$m	$m	$m	$m
Profit for the period	18.8	17.2	30.2	28.7
Business interruption insurance proceeds	-	-	18.7	-
Under/(over)provision in respect of prior years	4.5	(8.7)	5.8	(26.3)
	23.3	8.5	54.7	2.4

The effective tax rate for the Group is 33.5% for Q2 (2004 : 12.5%) and 33.8% for 1H (2004: 2.0%). Excluding the effect of adjustments in provisions in respect of prior years, business interruption insurance proceeds and its related tax, the effective tax rate for the Group would be 27.0% for Q2 (2004: 25.3%) and 24.8% for 1H (2004: 24.3%).

CITY DEVELOPMENTS LIMITED

(REG. NO. 196300316Z)

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Note	<------ The Group ------->		<-- The Company ---->	
		As at 30.6.2005	As at 31.12.2004 (restated)	As at 30.6.2005	As at 31.12.2004 (restated)
		S$'000	S$'000	S$'000	S$'000
Non-current assets					
Property, plant and equipment	(1)	8,454,109	8,891,410	528,385	580,938
Investments in subsidiaries		-	-	2,200,572	2,201,407
Investments in associated companies		1,300	1,241	-	-
Investments in jointly controlled entities		260,240	235,631	67,880	67,880
Financial assets		65,489	31,301	35,373	15,546
Intangible assets		697	295	-	-
Other non-current assets		84,244	81,839	57,098	57,535
		8,866,079	9,241,717	2,889,308	2,923,306
Current assets					
Non-current assets held for sale	(1)	468,424	-	48,195	-
Development properties		1,940,489	1,944,358	1,585,067	1,599,119
Consumable stocks		13,317	13,508	987	1,061
Financial assets		44,662	35,642	-	-
Trade and other receivables		828,842	700,959	1,022,661	969,549
Cash and cash equivalents		583,705	827,834	158,598	385,282
		3,879,439	3,522,301	2,815,508	2,955,011
Current liabilities					
Bank overdrafts		(2,378)	(2,171)	-	-
Trade and other payables		(685,199)	(688,222)	(844,483)	(983,698)
Bank loans		(28,410)	(18,306)	(28,410)	(18,306)
Current portion of long-term liabilities (net)	(2)	(1,157,475)	(815,656)	(104,768)	(48,876)
Bonds and notes - repayable within 12 months (net)	(2)	(686,490)	(583,311)	(29,998)	(169,979)
Employee benefits		(16,649)	(14,566)	(1,196)	(1,153)
Provision for taxation		(105,875)	(115,173)	(26,289)	(35,065)
Provisions		(1,768)	(497)	-	-
		(2,684,244)	(2,237,902)	(1,035,144)	(1,257,077)
Net current assets		1,195,195	1,284,399	1,780,364	1,697,934
		10,061,274	10,526,116	4,669,672	4,621,240
Non-current liabilities					
Interest-bearing loans and other liabilities (net)	(2)	(2,095,603)	(2,625,631)	(1,002,595)	(943,553)
Employee benefits		(17,830)	(17,291)	-	-
Provisions		(9,227)	(9,830)	-	-
Deferred tax liabilities		(714,373)	(670,222)	(16,366)	(10,906)
		(2,837,033)	(3,322,974)	(1,018,961)	(954,459)
		7,224,241	7,203,142	3,650,711	3,666,781
Equity					
Share capital		457,494	452,541	457,494	452,541
Reserves		4,529,048	4,498,163	3,193,217	3,214,240
Total equity attributable to equity holders of the Company		4,986,542	4,950,704	3,650,711	3,666,781
Minority interests		2,237,699	2,252,438	-	-
		7,224,241	7,203,142	3,650,711	3,666,781

Notes :

(1) In accordance with *FRS 105 - Non-Current Assets held for Sale and Discontinued Operations*, the carrying value of the following non-current assets (Property, plant and equipment) have been reclassified as current assets (Non-current assets held for sale) :

(a) 11 commercial properties in Singapore to be sold in accordance with various conditional sale and purchase agreements entered into on 30 June 2005;

(b) commercial property asset held in Sydney, comprising part of the former Millennium Sydney hotel property and the adjoining retail and conference centre.

(2) These figures have been derived after deducting the unamortised balance of related deferred financial charges.

(3) Certain comparative figures have been restated/reclassified to adjust for the effect of adoption of FRS 21 (revised 2004) and FRS 102 or to conform with current period's presentation.

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

The Group's net borrowings refer to aggregate borrowings from banks, financial institutions and finance lease creditors, after deducting cash and cash equivalents. It excludes advances from minority shareholders of certain subsidiaries, deferred real estate taxes payable, retention sums payable, other payables and deposits received. Unamortised balance of deferred financial charges have not been deducted.

		As at 30/6/2005 S$'000	As at 31/12/2004 S$'000
Unsecured			
-repayable within one year		485,808	564,306
-repayable after one year		1,461,858	1,267,339
	(a)	1,947,666	1,831,645
Secured			
-repayable within one year		1,388,216	855,296
-repayable after one year		605,658	1,334,272
	(b)	1,993,874	2,189,568
Gross borrowings	(a)+(b)	3,941,540	4,021,213
Less : cash and cash equivalents		(583,705)	(827,834)
Net borrowings		3,357,835	3,193,379

Details of any collateral

The borrowings by subsidiaries are generally secured by:

- mortgages on their land and buildings and/or hotel properties and/or
- assignment of all rights and benefits to sale, lease and/or insurance proceeds

The borrowings by the Company are unsecured.

CITY DEVELOPMENTS LIMITED

(REG. NO. 196300316Z)

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Second quarter ended 30 June		Half year ended 30 June	
	2005	2004 (restated)	2005	2004 (restated)
Operating Activities	S$'000	S$'000	S$'000	S$'000
Profit from ordinary activities before taxation	69,680	67,920	162,061	118,194
Adjustments for:				
Depreciation and amortisation	42,301	42,652	84,825	85,666
Property, plant and equipment written off	41	75	61	78
Profit on sale of property, plant and equipment	(1,078)	(311)	(1,265)	(2,902)
Share of profit of associated companies and jointly controlled entities (net of tax)	(4,921)	(8,825)	(22,429)	(10,036)
Interest income	(11,909)	(6,682)	(18,386)	(11,176)
Interest expense	47,648	41,646	83,018	82,594
Dividend income	(2,324)	(929)	(2,726)	(1,626)
Valuation/hedging differences	3,396	-	885	-
Allowance for diminution in value of investments made (net)	-	336	-	215
Share-based expenses	646	309	1,022	618
Allowance for foreseeable losses on development properties written back	-	(5,029)	(1,074)	(5,029)
Allowance for doubtful debts made/(written back) (net)	135	(66)	207	619
Operating profit before working capital changes	143,615	131,096	286,199	257,215
Changes in working capital				
Development properties	92,577	215,909	69,002	323,639
Stocks, trade and other receivables	(52,488)	39,384	(80,416)	(222,500)
Related corporations	(8,035)	15,619	(39,101)	(11,113)
Trade and other payables	6,137	26,421	(21,349)	28,400
Employee benefits	2,726	676	3,023	2,491
Cash generated from operations	184,532	429,105	217,358	378,132
Income tax paid	(32,763)	(14,863)	(38,463)	(11,415)
Cash flows from operating activities carried forward	**151,769**	**414,242**	**178,895**	**366,717**

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

	Second quarter ended 30 June		Half year ended 30 June	
	2005	2004 (restated)	2005	2004 (restated)
	S$'000	S$'000	S$'000	S$'000
Cash flows from operating activities brought forward	**151,769**	**414,242**	**178,895**	**366,717**
Investing Activities				
Purchase of property, plant and equipment	(168,164)	(15,379)	(182,952)	(24,514)
Proceeds from sale of property, plant and equipment	3,445	436	19,185	10,382
Disposal of investments in jointly controlled entities	-	51	-	348
Purchase of intangible assets	(394)	(56)	(394)	(56)
(Purchase)/disposal of financial assets (net)	(6,989)	7,644	(8,804)	(9,108)
Interest received (including amounts capitalised as property, plant and equipment and development properties)	11,990	6,716	18,480	11,235
Dividends received				
- investments	2,324	929	2,726	1,626
- jointly controlled entities	88	4	88	4,942
Cash flows from investing activities	(157,700)	345	(151,671)	(5,145)
Financing Activities				
Proceeds from issue of shares (net of expenses)	11,347	340,360	24,765	340,360
Return of capital to minority shareholders (net)	(52,134)	(22,534)	(49,214)	(19,541)
Proceeds from term loans (net of expenses)	337,022	41,306	403,372	132,335
Repayment of term loans	(309,787)	(264,114)	(439,422)	(285,299)
Repayment to finance lease creditors	-	-	(2,713)	(2,396)
Proceeds from issuance of bonds and notes (net of expenses)	131,473	245,784	241,350	313,698
Repayment of bonds and notes	(232,726)	(222,505)	(303,977)	(272,505)
Repayment of other long-term liabilities	(24)	(55)	(1,056)	(1,468)
Proceeds from bank loans	10,720	-	10,720	-
Repayment of bank loans	-	(2,254)	-	(26,551)
Dividend paid	(59,185)	(380,505)	(59,185)	(380,505)
Interest paid (including amounts capitalised as property, plant and equipment and development properties)	(51,244)	(45,222)	(89,790)	(89,736)
Cash flows from financing activities	(214,540)	(309,739)	(265,150)	(291,608)
Net (decrease)/increase in cash and cash equivalents carried forward	**(220,471)**	**104,848**	**(237,926)**	**69,964**

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

	Second quarter ended 30 June		Half year ended 30 June	
	2005	2004 (restated)	2005	2004 (restated)
	S$'000	S$'000	S$'000	S$'000
Net (decrease)/increase in cash and cash equivalents brought forward	(220,471)	104,848	(237,926)	69,964
Exchange differences arising on translation of foreign subsidiaries' cash and cash equivalents	(2,463)	4,386	(6,410)	3,870
Cash and cash equivalents at the beginning of the period (net of bank overdraft)	804,261	531,489	825,663	566,889
Cash and cash equivalents at the end of the period (net of bank overdraft)	581,327	640,723	581,327	640,723

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

The Group	Share Capital S$m	Share Prem. S$m	Cap. Res. S$m	Other Res.* S$m	Asset Rev. Res. S$m	Exch. Fluct. Res. S$m	Accum. Profits S$m	Total S$m	Minority Interests S$m	Total Equity S$m
	<--------------Attributable to equity holders of the Company---------->									
At 1 January 2005, as previously reported	452.5	1,458.7	148.2	-	515.3	176.4	2,199.6	4,950.7	2,252.4	7,203.1
Effects of adopting										
- FRS 21 (revised 2004)	-	-	-	-	-	0.7	(0.7)	-	-	-
- FRS 102	-	-	-	0.6	-	-	(0.6)	-	-	-
At 1 January 2005, restated	452.5	1,458.7	148.2	0.6	515.3	177.1	2,198.3	4,950.7	2,252.4	7,203.1
Effect of adopting FRS 39	-	-	-	8.8	-	-	1.7	10.5	(4.1)	6.4
	452.5	1,458.7	148.2	9.4	515.3	177.1	2,200.0	4,961.2	2,248.3	7,209.5
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	-	16.2	(22.6)	-	(6.4)	(3.0)	(9.4)
Issue of ordinary shares	2.7	10.7	-	-	-	-	-	13.4	-	13.4
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	-	0.5	-	0.5	-	0.5
Realised revaluation reserve transferred to accumulated profits	-	-	-	-	(0.3)	-	0.3	-	-	-
Change of interests in subsidiaries	-	-	-	-	-	-	-	-	2.9	2.9
Cost of share-based payment	-	-	-	0.2	-	-	-	0.2	0.2	0.4
Valuation and hedging differences taken to equity (net of tax)	-	-	-	7.0	-	-	-	7.0	2.4	9.4
Profit for the period	-	-	-	-	-	-	40.8	40.8	20.2	61.0
At 31 March 2005	455.2	1,469.4	148.2	16.6	531.2	155.0	2,241.1	5,016.7	2,271.0	7,287.7
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	-	1.5	(10.9)	-	(9.4)	(7.1)	(16.5)
Issue of ordinary shares	2.3	9.1	-	-	-	-	-	11.4	-	11.4
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	-	0.4	-	0.4	-	0.4
Change of interests in subsidiaries	-	-	-	-	-	-	-	-	0.1	0.1
Cost of share-based payment	-	-	-	0.3	-	-	-	0.3	0.3	0.6
Valuation and hedging differences taken to equity (net of tax)	-	-	-	2.8	-	-	-	2.8	2.8	5.6
Profit for the period	-	-	-	-	-	-	23.5	23.5	22.9	46.4
Dividend paid	-	-	-	-	-	-	(59.2)	(59.2)	(52.3)	(111.5)
At 30 June 2005	457.5	1,478.5	148.2	19.7	532.7	144.5	2,205.4	4,986.5	2,237.7	7,224.2

*Other reserves comprise mainly Fair Value Reserve arising from available-for-sale investments and Hedging Reserve.

CITY DEVELOPMENTS LIMITED

(REG. NO. 196300316Z)

The Group	Share Capital S$m	Share Prem. S$m	Cap. Res. S$m	Other Res.^ S$m	Asset Rev. Res. S$m	Exch. Fluct. Res. S$m	Accum. Profits S$m	Total S$m	Minority Interests S$m	Total Equity S$m
	<----------Attributable to equity holders of the Company---------->									
At 1 January 2004, as previously reported	413.6	1,055.4	148.2	-	461.4	165.5	2,358.9	4,603.0	2,069.0	6,672.0
Effects of adopting										
- FRS 21 (revised 2004)	-	-	-	-	-	2.9	(2.9)	-	-	-
- FRS 102	-	-	-	0.3	-	-	(0.3)	-	-	-
At 1 January 2004, restated	413.6	1,055.4	148.2	0.3	461.4	168.4	2,355.7	4,603.0	2,069.0	6,672.0
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	-	(0.2)	(3.6)	-	(3.8)	(9.2)	(13.0)
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	-	(0.3)	-	(0.3)	-	(0.3)
Change of interest in subsidiaries	-	-	-	-	-	-	-	-	3.0	3.0
Cost of share-based payment	-	-	-	0.1	-	-	-	0.1	0.1	0.2
Profit for the period, restated	-	-	-	-	-	-	39.9	39.9	16.4	56.3
At 31 March 2004, restated	413.6	1,055.4	148.2	0.4	461.2	164.5	2,395.6	4,638.9	2,079.3	6,718.2
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	-	0.5	14.3	-	14.8	9.3	24.1
Issue of ordinary shares	2.0	8.1	-	-	-	-	-	10.1	-	10.1
Issue of preference shares (net of expenses)	16.5	313.7	-	-	-	-	-	330.2	-	330.2
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	-	0.2	-	0.2	-	0.2
Change of interest in subsidiaries	-	-	-	-	-	-	-	-	(7.0)	(7.0)
Cost of share-based payment	-	-	-	0.2	-	-	-	0.2	0.1	0.3
Profit for the period, restated	-	-	-	-	-	-	36.8	36.8	22.6	59.4
Dividend paid	-	-	-	-	-	-	(380.5)	(380.5)	(13.7)	(394.2)
At 30 June 2004, restated	432.1	1,377.2	148.2	0.6	461.7	179.0	2,051.9	4,650.7	2,090.6	6,741.3

^ Other reserve relates to Share Option Reserve.

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

The Company	Share Capital S$m	Share Premium S$m	Capital Res. S$m	Asset Rev. Res. S$m	Exch. Fluct. Res. S$m	Fair Val. Res. S$m	Accum. Profits S$m	Total S$m
At 1 January 2005, as previously reported	452.5	1,445.6	63.7	0.9	(0.1)	-	1,704.2	3,666.8
Effect of adopting FRS 21 (revised 2004)	-	-	-	-	0.1	-	(0.1)	-
At 1 January 2005, restated	452.5	1,445.6	63.7	0.9	-	-	1,704.1	3,666.8
Effect of adopting FRS 39	-	-	-	-	-	13.2	(1.0)	12.2
	452.5	1,445.6	63.7	0.9	-	13.2	1,703.1	3,679.0
Issue of ordinary shares	2.7	10.7	-	-	-	-	-	13.4
Valuation differences taken to equity (net of tax)	-	-	-	-	-	3.7	-	3.7
Profit for the period	-	-	-	-	-	-	3.2	3.2
At 31 March 2005	455.2	1,456.3	63.7	0.9	-	16.9	1,706.3	3,699.3
Issue of ordinary shares	2.3	9.1	-	-	-	-	-	11.4
Valuation differences taken to equity (net of tax)	-	-	-	-	-	(1.0)	-	(1.0)
Profit for the period	-	-	-	-	-	-	0.2	0.2
Dividend paid	-	-	-	-	-	-	(59.2)	(59.2)
At 30 June 2005	457.5	1,465.4	63.7	0.9	-	15.9	1,647.3	3,650.7

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

The Company	Share Capital S$m	Share Premium S$m	Capital Res. S$m	Asset Rev. Res. S$m	Exch. Fluct. Res. S$m	Fair Val. Res. S$m	Accum. Profits S$m	Total S$m
At 1 January 2004, as previously reported	413.6	1,042.3	63.7	0.9	(0.8)	-	2,052.4	3,572.1
Effect of adopting FRS 21 (revised 2004)	-	-	-	-	0.8	-	(0.8)	-
At 1 January 2004, restated	413.6	1,042.3	63.7	0.9	-	-	2,051.6	3,572.1
Profit for the period, restated	-	-	-	-	-	-	19.7	19.7
At 31 March 2004, restated	413.6	1,042.3	63.7	0.9	-	-	2,071.3	3,591.8
Profit for the period, restated	-	-	-	-	-	-	3.8	3.8
Issue of ordinary shares	2.0	8.1	-	-	-	-	-	10.1
Issue of preference shares (net of expenses)	16.5	313.7	-	-	-	-	-	330.2
Dividend paid	-	-	-	-	-	-	(380.5)	(380.5)
At 30 June 2004, restated	432.1	1,364.1	63.7	0.9	-	-	1,694.6	3,555.4

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Ordinary share capital

Arising from the exercise of subscription rights by bonus warrant holders during the three-month period ended 30 June 2005, the Company issued 4,539,082 new ordinary shares of $0.50 each, thus bringing the total issued and paid up ordinary share capital as at 30 June 2005 to $440,950,347.50 comprising 881,900,695 ordinary shares of $0.50 each. As at 30 June 2005, the number of ordinary shares that may be issued on conversion of all the outstanding bonus warrants is 28,003,512 ordinary shares (30 June 2004: 78,670,477 ordinary shares).

Preference share capital

There was no additional preference shares issued during the three-month period. The total issued and paid up preference share capital as at 30 June 2005 was $16,543,712.85 comprising 330,874,257 (30 June 2004 : 330,874,257) non-redeemable convertible non-cumulative preference shares of $0.05 each.

As at 30 June 2005, the maximum number of ordinary shares that may be issued upon full conversion at the sole option of the Company of all the preference shares is 44,998,898 ordinary shares (30 June 2004: 44,998,898 ordinary shares).

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

The accounting policies and methods of computation adopted are consistent with those applied in the audited financial statements for the year ended 31 December 2004 except for the following which arose from the adoption of new/revised Financial Reporting Standards ("FRS") issued by the Council on Corporate Disclosure and Governance and are operative for financial period beginning on or after 1 January 2005:

(a) <u>FRS 21 (revised 2004) - *The Effects of Changes in Foreign Exchange Rates*</u>

The revised FRS requires exchange differences on loans from the Company to its subsidiaries which forms part of the Company's net investment in the subsidiaries to be included in the Company's income statement. Previously, the exchange differences were included in the Company's Exchange Fluctuation Reserves. On consolidation, exchange differences on such inter-company loans which are denominated in either the functional currency of the parent or the subsidiary continues to be taken to Exchange Fluctuation Reserves whilst exchange differences arising from similar loans which are not denominated in either the functional currency of parent or the subsidiary will now remain in the consolidated income statement. The application is retrospective and accordingly the comparative financial statements for 2004 are restated.

(b) <u>FRS 39 - *Financial Instruments: Recognition and Measurement*</u>

This FRS sets out the new requirements for the recognition, derecognition and measurement of the Group's and the Company's financial instruments and hedge accounting. In accordance with the transitional provisions of this FRS, the comparative financial statements for 2004 are not restated.

(c) <u>FRS 102 - *Share-based Payment*</u>

This FRS requires an entity to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity. The application on the Share Option Scheme of a subsidiary is retrospective and accordingly the comparative financial statements for 2004 are restated.

(d) <u>FRS 105 - *Non-current Assets Held for Sale and Discontinued Operations*</u>

This FRS requires an entity to state its non-current assets as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. In accordance with the transitional provisions of this FRS, the comparative financial statements for 2004 are not restated.

The financial effects of the adoption of the various FRS on the accumulated profits, exchange fluctuation and other reserves are set out in item 1(d)(i) and may be subject to adjustments when they are audited at the end of the year.

The Group and the Company have also adopted revisions in other FRS that have become operative from 1 January 2005. However, they do not have any significant impact on the financial statements.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

Except for those required by the adoption of new/revised FRS stated in item 4 above, there was no change in the accounting policies and methods of computation.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Second quarter ended 30 June		Half year ended 30 June	
	2005	2004 (restated)	2005	2004 (restated)
Basic Earnings per share (cents)	1.94	4.44	6.59	9.27
Fully Diluted Earnings per share (cents)	1.90	4.27	6.44	9.09
Earnings per share is calculated based on :				
a)Profit attributable to equity holders of the Company (S$'000) (*)	17,080	36,801	57,834	76,737
b)weighted average number of ordinary shares in issue :				
- basic	879,492,259	828,190,989	877,558,816	827,688,316
- fully diluted (**)	899,083,493	861,993,532	898,212,843	844,589,589

** After deducting preference dividends of $6,399,000 declared and paid in Q2 2005 (Q2 2004: Nil).*

***For computation of fully diluted earnings per share, the weighted average number of ordinary shares will be adjusted for the dilutive effect of potential ordinary shares arising from the exercise of all outstanding bonus warrants and conversion of all preference shares. For Q2 and 1H 2005, the preference shares were anti-dilutive and therefore were excluded in the calculation of fully diluted earnings per share.*

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**
(a) current financial period reported on; and
(b) immediately preceding financial year.

	The Group		The Company	
	30/6/2005 S$	31/12/2004 S$	30/6/2005 S$	31/12/2004 S$
Net Asset Value per ordinary share based on issued share capital of 881,900,695 ordinary shares as at 30 June 2005 (871,994,508 ordinary shares as at 31 December 2004).	5.65	5.68	4.14	4.21

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and
(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Group Performance

For the first half of the year, the Group's pre-tax profit increased by 37% to $162.1 million (restated 2004: $118.2 million).

After accounting for the one-off tax provision of $18.7 million for compensation received for business interruption insurance claim for the Millenium Hilton, New York, and underprovision of tax for prior years of $5.8 million (restated 2004 : writeback of $26.3 million), after-tax profit was $107.3 million (restated 2004: $115.8 million).

After accounting for minority interests, attributable profit amounted to $64.2 million (restated 2004: $76.7 million).

For Q2 of the year, the Group reported pre-tax profit of $69.7 million (restated 2004: $67.9 million). After adjusting for the underprovision of tax for prior years of $4.5 million (restated 2004: writeback of $8.7 million), after-tax profit was $46.4 million (restated 2004: $59.4 million). After deducting minority interests, attributable profit amounted to $23.5 million (restated 2004: $36.8 million).

Property

The economy grew by 5.2% in Q2, compared to 2.7% in Q1, above the Government's expectations. The property market continued its steady and gradual improvement with private residential property prices edging up 0.5% while, more significantly, transaction volume increased by more than 120% from 1,250 to 2,780 units for Q2, reflecting better market sentiment.

The Group launched Phase I of City Square Residences, comprising 200 units, in April. Response to this project was so overwhelming that the Group released more units progressively to meet the strong demand. By end of Q2, a total of 633 units have been sold. Meanwhile, Tower I of The Sail @ Marina Bay, comprising 681 units, was 99% sold.

However, as both The Sail @ Marina Bay and City Square Residences are still in the initial stage of construction, the profits will only be recognised from Q3 and 2006 respectively. For the quarter under review, the Group continued to book in profits from existing projects such as Savannah CondoPark, The Esparis, The Pier at Robertson, and Monterey Park.

The office market continued to improve with rental rates up by 1.0% in Q2. This is largely felt in the new prime office space in the Central Business District (CBD). Overall occupancy has improved to 85.3%, the highest level since the Asian financial crisis, in tandem with the improving economy.

In April, the Government announced its decision to allow two Integrated Resorts (IRs) incorporating casinos in Singapore, one at Marina Bay while the other at Sentosa. This has generated much excitement in the property market in view of the great potential benefits and the economic spin-off these new projects could bring to Singapore's economy. As a major developer in Singapore, we have been approached by a number of IR contenders to explore possible partnerships. However, at this stage, since the Request for Proposal rules have not been finalised by the authorities, we have not entered into any formal agreements with any of the contenders. This strategy allows the Group to have the flexibility to assess, on a wider perspective, the various potential IR proposals that best complement the Group's objectives.

In June, the market welcomed the Government's decision to continue with its suspension of the Confirmed List under the Government Land Sales programme while retaining the Reserve List as its regular feature.

The Board has evaluated the merits and feasibility of various REIT transactions, and after extensive evaluation, has concluded to sell, for a start, an asset portfolio comprising 9 properties and 2 carparks to Suntec REIT for a total consideration of $788 million. The sale price for each of the properties was mutually agreed on a willing buyer and willing seller basis, and in tandem with the open market value of each of the properties based on the valuation of a professional independent valuer engaged by Suntec REIT. In addition, Suntec REIT was also advised by two independent leading investment bankers. The Board's decision to sell the asset portfolio was made in the best interest of the Group with a view to unlocking shareholder value. The respective companies in the Group and Suntec REIT entered into and continue to be bound by legally binding property purchase agreements in respect of the properties within the said asset portfolio. This transaction is subject to the approval of the Suntec REIT unit-holders and the SGX-ST for listing of certain Suntec REIT units.

Hotel

Millennium & Copthorne Hotels plc (M&C), in which the Group has 52% interest, delivered first half results in line with its expectations. With focus on driving operational performance of the hotels to maximise returns, accompanied with the benefits from a diversified global portfolio of 91 hotels, M&C continued its upward trend with increases in revenue and RevPAR in all regions.

A pre-tax profit of £40.1 million (restated 2004 : £18.6 million) for the first six months to 30 June 2005 was recorded. Stronger RevPAR growth in all regions in the second quarter resulted in Group RevPAR increasing by 9.3%.

The steady progress of M&C has provided a good platform for further growth. With the majority of its hotels continuing its strong performance, M&C is well positioned for the second half.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The Group's performance for the period under review is in line with its expectations as disclosed in the announcement of results for period ended 31 March 2005.

10. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.**

Property

On 7 July, the Group submitted its bid for the Business Financial Centre (BFC) site at Marina Boulevard / Central Boulevard. The Group evaluated the feasibility of the site, the various options and conditions indicated in the tender, mindful of the viability issues when taking on new projects, particularly developments of this scale.

The winning bid was 130% higher than the reserve price, indicating a strong level of confidence returning to the market, especially for the office and residential sectors.

Even though the Group's BFC bid was not the highest, and hence not accepted, it will explore other investment opportunities. The bullish bid has generated numerous upside potentials, and is likely to set new benchmark prices for residential projects like The Sail @ Marina Bay, and office rentals and capital values in the CBD.

On 16 July, the Government announced sweeping changes to the rules affecting the property market. Most important of which are the lifting of financing cap from 80% to 90%, and the reduction of upfront cash deposit from 10% to 5% for purchase of residential properties. Changes were also made to CPF ruling by allowing CPF funds to be used for purchase of properties with shorter tenure. Prospective permanent residents may use 50% of the requisite minimum investment amount or $1 million to purchase residential properties.

These changes have been warmly welcomed by the market and anecdotal evidence pointed to a much higher level of buying interests and activities since the announcement.

City Square Residences continued to be an attractive development for buyers and todate more than 710 units have been sold. The Group, together with our partners, are considering the possibility of pushing forward the launch of Tower 2 of The Sail @ Marina Bay. As an iconic development, this project has generated much interest from local and foreign buyers, and the response has been extremely positive. There are already many interested potential buyers on our waiting list.

The Group plans to launch 2 new projects in the last quarter of 2005. The first is the exclusive St. Regis Residences which comprises 187 super luxurious apartments located at the prestigious Tanglin/Orchard area. This development adjoins the 299-room St. Regis Hotel which, upon completion, will join the famed hallmarks of the St Regis hotels renowned for its impeccable reputation for elegance, butler service and luxury accommodation. As an integrated project, residents at the St Regis Residences will be able to enjoy first-of-its-kind St. Regis Butler service which offers unparalleled round–the-clock personal attention. The other project to be launched is the freehold King's Centre - Plot 3 located next to Grand Copthorne Waterfront Hotel. Many of the units in the project will have views of the Singapore River.

The Group is proceeding with the development of City Square Mall, which will be one of the largest shopping malls in Singapore. It will comprise 721,000 sq. ft of exciting shops, restaurants, hypermarket and entertainment facilities. It is located adjoining City Square Residences.

The Group has added another prime parcel to its landbank, having successfully won the tender for the highly coveted 197,000 sq ft site at Sentosa Cove for the best design. This proposed 270-unit residential landmark development is set to be the tallest condominium in Sentosa Cove awarded todate. The project will offer unobstructed panoramic waterfront and marina views. The Group has 50% interest in this project.

With positive news of the IRs, successful BFC Tender and the Government's recent policy changes relating to the property market, sentiments have been lifted. The Group expects these positive sentiments to flow through for the rest of the year, propelling the property market forward in an upward trend.

Following the Group's strategy to diversify its operations overseas, Real Estate Capital Asia Partners, L.P. (RECAP) has acquired a prime residential land parcel at Sukhumvit in the heart of Bangkok. Preparations are in progress to develop a 600-unit luxurious condominium.

Hotel

In line with succession planning, new presidents in Europe, US and New Zealand were appointed. M&C remains focused on the strategy to improve operational performance of the hotels and also seek expansion opportunities for on-going hotel business.

M&C continued to develop the management contract side of our business, thereby increasing our visibility to existing and new customers. In the second quarter, a new management contract was signed to manage a five star Millennium Hotel Doha in Qatar. In total, nine new management and franchise contracts were signed in the first half of the year. They include Southampton and Reading in the UK, Bangkok in Thailand, Sharm el-Sheikh in Egypt, Doha in the UAE and Hokianga, New Plymouth, Wanganui and Nelson in New Zealand.

Group Prospects

The Group is expected to continue to remain profitable over the next 12 months.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Yes.

On 13 May 2005, the Board of Directors, pursuant to the recommendation of the Audit Committee, declared the payment of a non-cumulative preference dividend to holders of City Developments Limited Non-redeemable Convertible Non-cumulative Preference Shares of $0.05 each ("Preference Shares") in accordance with the terms of issue of the Preference Shares. The preference dividend for each Preference Share is calculated at the dividend rate of 3.9% (net) per annum of the issue price of $1.00 for each Preference Share on the basis of 181 days, being the actual number of days comprised in the dividend period from 31 December 2004 to 29 June 2005, divided by 365 days. The preference dividend was paid on 30 June 2005.

Name of Dividend	Preference Dividend
Dividend Type	Cash
Dividend Amount per Preference Share (in cents)	1.93 cents (net) per Preference share
Dividend rate (in %)	3.9% (net) per annum on the issue price of each Preference Share
Dividend period	From 31 December 2004 to 29 June 2005 (both dates inclusive)
Par value of Preference Shares	$0.05 per Preference Share
Issue price of Preference Shares	$1.00 per Preference share
Tax rate	20%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

None.

(c) Date payable

Not applicable.

(d) **Books Closure Date for Non-redeemable Convertible Non-cumulative Preference Shares of $0.05 each (the "Preference Shares")**

Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect.

No ordinary dividend has been declared or recommended for the current financial period under review.

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
(This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year .
By Business Segments

	<-------------------The Group		------------------>	
	Second quarter ended 30 June		Half year ended 30 June	
	2005	2004	2005	2004 (restated)
Revenue	S$'000	S$'000	S$'000	S$'000
Property Development	67,303	118,050	133,748	272,927
Hotel Operations	466,400	413,717	869,572	797,529
Rental Properties	39,154	44,120	78,905	90,528
Others	12,040	8,689	20,683	17,939
	584,897	584,576	1,102,908	1,178,923
Profit before tax (*)				
Property Development	7,367	21,592	22,468	52,482
Hotel Operations	56,809	40,410	116,118	47,772
Rental Properties	4,249	5,764	21,013	16,759
Others	1,255	154	2,462	1,181
	69,680	67,920	162,061	118,194

* includes share of after-tax profit from jointly controlled entities and associated companies.

14. **In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.**

Property Development

Revenue decreased by $50.8 million (or 43.0%) to $67.3 million (2004: $118.1 million) and $139.2 million (or 51.0%) to $133.7 million (2004: $272.9 million) for Q2 and 1H respectively.

Pre-tax profit decreased by $14.2 million (or 65.9%) to $7.4 million (2004: $21.6 million) and $30.0 million (or 57.2%) to $22.5 million for Q2 and 1H respectively.

Projects that contributed to both revenue and profit include Savannah CondoPark, The Pier at Robertson, Monterey Park and The Esparis. In addition, the Group continued to recognise profit from Edelweiss Park which is a project developed by a jointly controlled entity of the Group.

The decrease in revenue and pre-tax profit is mainly on account of completion of Goldenhill Park, Changi Rise and Nuovo EC during 2004.

Hotel Operations

Revenue improved by $52.7 million (or 12.7%) to $466.4 million (2004: $413.7 million) and $72.1 million (or 9.0%) to $869.6 million (2004 : $797.5 million) for Q2 and 1H respectively.

Pre-tax profit increased by $16.4 million to $56.8 million (2004: $40.4 million) and $68.3 million to $116.1 million (2004: $47.8 million) for Q2 and 1H respectively.

The increase in both revenue and pre-tax profit resulted from the improvement in RevPAR across all regions and profit contribution of £12.8 million (approximately S$39.8 million) from the settlement of Millenium Hilton insurance dispute.

Rental Properties

Revenue decreased by $4.9 million to $39.2 million (2004: $44.1 million) and $11.6 million to $78.9 million (2004: $90.5 million) for Q2 and 1H respectively mainly due to lower rental income following the disposal of the Birkenhead Shopping Centre and Marina in Q4 2004 .

Pre-tax profit of $4.2 million (2004: $5.8 million) and $21.0 million (2004: $16.8 million) were achieved for Q2 and 1H respectively. The increase for 1H resulted from the gain on disposal of MyeongDong Central Building in Seoul, held by a jointly controlled entity in which the Group has a 50% interest. This has been partially offset by the absence of rental income following the sale of Birkenhead Shopping Centre and Marina last year.

Others

Revenue comprises mainly income from hotel management, building maintenance contracts, project management, club operations and dividend income.

Revenue for Q2 increased by $3.3 million to $12.0 million (2004: $8.7 million) and by $2.8 million to $20.7 million for 1H (2004: $17.9 million).

Pre-tax profit for this segment improved by $1.1 million to $1.3 million (2004: $0.2 million) for Q2 and $1.3 million to $2.5 million (2004: $1.2 million) for 1H.

Revenue and pre-tax profits improved mainly on account of higher project management fees received.

15. **A breakdown of sales.**

	<-----------The Group----------->					
	2005			2004		
	Q1 S$'000	Q2 S$'000	1H S$'000	Q1 S$'000	Q2 S$'000	1H S$'000
Sales	518,011	584,897	1,102,908	594,347	584,576	1,178,923
Operating profit after tax before minority interests	60,992	46,357	107,349	56,331	59,441	115,772

16. **A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.**

Total Annual Net Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Full Year 2004 S$'000	Full Year 2003 S$'000
Ordinary	52,786	49,631
Special	-	330,874
Preference	7,248	-
Total	60,034	380,505

The first and final ordinary dividend for 2004 of 15% per ordinary share less 20% tax has been approved by the ordinary shareholders at the Annual General Meeting and the dividend amounts are based on the number of issued ordinary shares as at 5 May 2005.

17. **Interested Person Transactions**

Interested Persons	Aggregate value of all interested person transactions conducted for the quarter ended 30 June 2005 under the IPT Mandate pursuant to Rule 920 (excluding transactions less than $100,000)
Hong Leong Investment Holdings Pte. Ltd. Group of companies	Property-related: *(leases, project management, property management and maintenance, marketing and accounting and administrative services)* $ 2,399,520
Directors and their immediate family members	Nil

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Company Secretary
11 August 2005

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	11-Aug-2005 17:49:34
Announcement No.	00097

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	2005 Half Year Financial Results Presentation
Description	Presentation slides on the above matter is attached for information.

Attachments:

Analyst_Briefing_Slides.pdf
Total size = **481K**
(2048K size limit recommended)

CITY DEVELOPMENTS LIMITED

1H 2005
Financial Results

11 August 2005



Presentation Outline

I. Singapore Property Market

II. Financial Highlights

III. Operations Review

IV. Market Outlook

Singapore Property Market

Property Price Index – Residential



All Residential
Index
200
180
160
140
120
100
80
Q4 04
113.8
Q1 05
114.6
Q2 05
115.2
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02
Q3 02
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05

Source : URA, 2Q 2005

No. of New Private Residential Units Launched vs. Units Sold (Projects Under Construction)



New Units Launched
New Units Sold (Projects Under Construction)
10000
8000
6000
4000
2000
0
Number of Units
4,318
3,646
2000
2001
2002
2003
2004
1H 2005

	New Units Launched	New Units Sold (Uncompleted)
2000	8,143	4,762
2001	8,357	6,377
2002	9,507	8,506
2003	5,216	4,497
2004	5,881	4,617
1H 2005	4,318	3,646

Source : URA, 2Q 2005

No. of Uncompleted Private Residential Units Available (2000-1H 2005)



Launched & Unsold
Not Launched
24,000
20,000
16,000
12,000
8,000
4,000
0
Number of Units
16,575
17,197
15,677
14,718
15,836
12,399
2000
2001
2002
2003
2004
1H 2005

	Launched & Unsold	Not Launched
2000	4,825	11,750
2001	5,540	11,657
2002	4,970	10,707
2003	4,722	9,996
2004	4,639	11,197
1H 2005	4,519	7,880

Source : URA, 2Q 2005

Property Price Index - Commercial



140
120
100
80
60
40
20
0
Index
Q2 04
85.6
Q2 05
88.2
Q2 04
72.1
Q2 05
74.1
Office
Shop
Q1 00
Q2 00
Q3 00
Q4 00
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02
Q3 02
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05

Source : URA, 2Q 2005

Average Office Rental in CBD



9
8
7
6
5
4
3
2
1
0
$psf/month
$4.80
$5.10
$3.10
$3.20
Raffles Place
Non CBD-Core
2000
2001
2002
2003
2004
1H 2005

Source : JLL Research, 2005

Average Prime Level Retail Rental
2000 – 1H 2005



$psf/month
35
30
25
20
15
10
5
0
$28.35
$28.48
$19.65
$20.15
Primary Area
(Orchard Road)
Suburban Area
2000
2001
2002
2003
2004
1H 2005

Source : JLL Research, 2005

Financial Highlights

Summary of Financial Highlights

	1H 2004 (restated)	1H 2005	% Change
Revenue ($m)	1,179	1,103	↓ 6%
Profit Before Tax ($m)	118	162	↑ 37%
Profit After Tax & MI ($m)	77	64	↓ 17%
Earnings Per Share (cents): Basic	9.27	6.59	↓ 29%
Fully diluted	9.09	6.44	↓ 29%

Group Revenue by Segment



$ million
1,200
1,000
800
600
400
200
0
1,179
273
798
90
18
1,103
134
869
79
21
1H 2004
1H 2005
Property Development
Hotel Operations
Rental Properties
Others
Overall change = ↓6%

Profit before Tax by Segment


$ million
150
100
50
0
118
162
44%
41%
14%
1%
72%
13%
1%
1H 2004 (restated)
1H 2005
Property Development
Hotel Operations
Rental Properties
Others

Taxation Expenses

	Q2 Ended 30 June		1H Ended 30 June	
Tax Charge Relates to the Following:	2005	2004	2005	2004
Profit for the Period ($m)	18.8	17.2	30.2	28.7
Effective Tax Rate (Without the BI & Prior Year Adjustments)	27.0%	25.3%	24.8%	24.3%
Business Interruption Insurance Proceeds ($m)	-	-	18.7	-
Under / (Over) Provision in Respect of Prior Years ($m)	4.5	(8.7)	5.8	(26.3)
Total ($m)	23.3	8.5	54.7	2.4
Total Effective Tax Rate	33.5%	12.5%	33.8%	2.0%

Net Borrowings

CDL Group Totals	As at 31/12/04 $m	As at 30/06/05 $m	% Change
Gross Borrowings	4,021.2	3,941.5	↓ 2
Less: Cash and Cash Equivalents	(827.8)	(583.7)	↓ 29
Net Borrowings	3,193.4	3,357.8	↑ 5

NAV Per Share and CDL Share Price (2001 – 1H 2005)


$
8
7
6
5
4
3
2
1
0
Net Asset Value per share
CDL Share Price
6.05
4.71
4.82
4.16
6.05
5.56
7.10
5.68
7.50
5.65
2001
2002
2003*
2004*
1H 2005*

* NAV Per Share for 2003, 2004 and 1H 2005 include revaluation surplus of hotel properties

CDL's Net Gearing (%) (2001 – 30 Jun 2005)


Net Gearing (%)
140
120
100
80
60
40
20
121
109
93*
65*
67*
2001 (restated)
2002
2003
2004
30-Jun-05
Before Revaluation

* Include revaluation surplus of hotel properties

Operations Review

Property Development

	Sales Value* $'000	No. of Units*
1H 2005	$768,036	1,113
(to date, 9 Aug 05)	$903,924	1,307
1H 2004	$221,437	290

- No of Units sold/ booked from 1 July to 9 August: 194

* Includes shares of JV partners

Land Bank by Sector

(As at 1 August 2005)

Type of Development	Land Area (sq ft)	%
Residential (Local & Overseas)	2,887,014	82
Commercial / Hotel	184,554	5
Industrial	462,818	13
TOTAL	3,534,386	100



Residential* (Overseas) 10%
Industrial 13%
Commercial/ Hotel 5%
Residential (Local) 72%

3.6 million sq ft (Proposed GFA 7.3 million sq ft)

Rental Revenue by Sector


100%
80%
60%
40%
20%
0%
Rental Revenue
59
26
4
11
64
19
5
12
1H 2004
1H 2005
Office
Retail
Industrial
Others*

* Including car park, serviced apartment and residential

Hotel Revenue by Region


1H 2004
9%
28%
69
223
506
63%
$798m
Australia & New Zealand
North America & Europe
East & Southeast Asia
1H 2005
9%
28%
75
243
551
63%
$869m

Overall change
= ↑9%

Hotel Occupancy by Region



Hotel Occupancy Rate (%)
80
70
60
50
40
30
72
72
68
73
73
71
East & Southeast Asia
North America & Europe
Australia & New Zealand
1H 2004
1H 2005

Recent Awards

Business Awards

Asian Wall Street Journal (2004)
Among top ten leading companies in Singapore 2004

FTSE4Good Social Responsibility Index (since 2002)
One of six companies in Asia (excluding Japan) included in this real time index series which reflects the performance of socially responsible equities

Storebrand Socially Responsible Investments (SRI) (2004)
"Best in Class" – Environmental & Social Performance

Project Awards

BCA Awards (2005)
14 awards including: Green Mark Gold, Best Buildable Design Award & Construction Excellence Award

Royal Society for the Prevention of Accidents (2005)
Silver Award in support of good health and safety practices

Community Awards

Total Defence Award (2005)
In recognition of CDL's strong and consistent support towards national defence

Singapore Environmental Achievement Award (SEAA) (2004)
"Top Achiever" by Singapore Environment Council (SEA)

National Youth Achievement Award (2004)
Distinguished Partner in Youth Development

Friend of the Arts (since 1997)
In support of the Arts by National Arts Council

Market Outlook

Singapore Economic Outlook

- Upward revision of the GDP forecast to the range of 3.5% to 4.5%
- Announcement of sweeping policy changes to the property market warmly welcomed by the market
- Lifting of financing cap from 80% to 90%, reducing upfront cash deposit from 10% to 5% for purchase of residential properties
- New developments in the IR & BFC create upside potentials
- A new benchmark price for residential projects like The Sail @ Marina Bay, and office rentals and capital values in the CBD

Property Market - Residential

- Private residential property prices edged up 0.5%, contributing to the steady increase for the last 5 consecutive quarters
- Transaction volume increased by more than 120% from 1,250 to 2,780 units – leading to an upward trend
- Government continues to suspend the Confirmed List in GLS while maintaining the Reserve List, hence moderating supply
- With the new policy changes, market sentiments are positive. Property market expected to improve further

Property Market - Office Rentals

- Office market continues to improve with rental increase by 1.0% in Q2, largely felt in the new prime office space in CBD
- Overall occupancy has improved to 85.3% - the highest since the Asian Financial Crisis
- The recent BFC tender has set a new benchmark price for residential properties and offices in its vicinity
- Good upside potential for office rentals in the CBD area

Thank You